Wienerberger

On the one hand, there are still three quarters to go.



On the other hand, we got off to a very good start.



Report on the First Quarter 2007

Earnings Data		1-3/2006	1-3/2007	Chg. in %	Year-end 2006
Revenues	*in € mill.*	383.9	507.3	+32	2,225.0
EBITDA [1]	*in € mill.*	55.6	83.9	+51	471.9
EBIT [1]	*in € mill.*	16.1	39.1	>100	299.6
Profit before tax	*in € mill.*	6.5	42.2	>100	277.3
Profit after tax	*in € mill.*	4.9	33.3	>100	218.3
Earnings per share	*in €*	0.08	0.39	>100	2.95
Adjusted earnings per share [2]	*in €*	0.08	0.39	>100	3.02
Free cash flow [3]	*in € mill.*	-82.4	-53.4	+35	277.2
Maintenance capex	*in € mill.*	23.7	25.3	+7	100.2
Growth investments	*in € mill.*	72.2	42.3	-41	430.2
Employees [4]		12,971	14,219	+10	13,639

Balance Sheet Data		31.12.2006	31.3.2007	Chg. in %
Equity [5]	*in € mill.*	1,591.4	2,098.9	+32
Net debt	*in € mill.*	1,159.8	764.7	-34
Capital employed	*in € mill.*	2,598.2	2,710.5	+4
Balance sheet total	*in € mill.*	3,674.3	3,885.5	+6
Gearing	*in %*	72.9	36.4	-

Stock Exchange Data		1-12/2006	1-3/2007	Chg. in %
Share price high	*in €*	45.00	49.17	+9
Share price low	*in €*	32.11	41.90	+30
Share price at end of period	*in €*	45.00	46.75	+4
Shares outstanding (weighted) [6]	*in 1,000*	73,309	73,274	0
Market capitalization at end of period	*in € mill.*	3,337.6	3,467.3	+4

Segments 1-3/2007 *in € mill. and %*	Central-East Europe [7]	Central-West Europe	North-West Europe [7]	USA	Investments and Other [8]
Revenues	156.5 *(>100%)*	87.3 *(+41%)*	199.4 *(+16%)*	73.5 *(-8%)*	-9.4 *(-84%)*
EBITDA [1]	39.5 *(>100%)*	6.7 *(+72%)*	37.4 *(+14%)*	6.7 *(-53%)*	-6.4 *(-31%)*
EBIT [1]	25.2 *(>100%)*	-3.0 *(+30%)*	23.4 *(+21%)*	2.7 *(-74%)*	-9.2 *(-59%)*
Total investments	19.0 *(-59%)*	6.2 *(-43%)*	21.6 *(-31%)*	20.5 *(>100%)*	0.3 *(>100%)*
Capital employed	686.3 *(+2%)*	488.7 *(+16%)*	1,064.6 *(+10%)*	465.8 *(+35%)*	5.1 *(-77%)*
Employees [4]	5,182 *(+7%)*	2,400 *(+23%)*	3,955 *(+1%)*	2,515 *(+18%)*	167 *(-1%)*

1) Adjusted for non-recurring income and expenses
2) Before amortization of goodwill and adjusted for non-recurring income and expenses
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments plus investments in securities
4) Average number of employees for the period
5) Equity including minority interest and hybrid capital
6) Adjusted for treasury stock
7) For organizational reasons, Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly.
8) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets.

Chief Executive's Review

Dear Shareholders,

I am pleased to report to you on the outstanding start Wienerberger has made in the 2007 Business Year: the first quarter brought an increase of 32% in revenues to € 507.3 million and 51% in EBITDA to € 83.9 million. The basis for this growth was provided above all by a strong construction environment in Europe that was also supported by the mild weather. A contrasting development was the very weak condition of new residential construction in the USA, which was intensified by a severe winter in large parts of this region. Financial results were positively influenced by non-recurring income of approximately € 10 million from the sale of securities as well as lower interest expenses after the issue of our hybrid bond.



Wolfgang Reithofer,
Chief Executive Officer
of Wienerberger AG

In Central-East Europe we were able to realize solid growth above and beyond the effects of the favorable weather. This segment registered a massive increase in sales volumes in Poland, the Czech Republic, Slovakia and Romania, and was able to implement price adjustments to offset higher costs. Revenues in this region more than doubled in comparison with the first quarter of 2006 and EBITDA improved by an even greater margin. The increase of 41% in revenues and 72% in EBITDA by the Central-West Europe segment resulted above all from the sound development of sales volumes in Switzerland and the initial consolidation of companies acquired in Germany during 2006. On our most important markets in North-West Europe – Belgium, France and the Netherlands – Wienerberger was able to record further growth in sales volumes as well as an improvement of 16% in revenues and 14% in EBITDA. The decline of roughly 30% in US housing starts also had a negative impact on the development of earnings in this segment. From January to March, revenues in the USA decreased from € 80.0 to 73.5 million and EBITDA, which was burdened above all by costs of idle capacity, fell from € 14.3 to 6.7 million.

Markets in 2007: Europe strong, USA weak

For the full year 2007 I expect continued strong growth in sales volumes on most of our European markets, above all Poland, the Czech Republic, Slovakia, Romania and Bulgaria as well as in France and Belgium. The new residential construction in Germany still shows no signs of lasting recovery in spite of numerous positive indicators, and forecasts for Hungary are characterized by uncertainty even after the good start recorded earlier this year. In the USA, there is no evidence that the current trend starts to reverse: the National Association of Home Builders (NAHB) forecasts a drop of 20% in new housing starts to roughly 1.5 million units in 2007. We have adjusted our operations to meet this scenario by further strengthening direct sales and optimizing our plant structures.

Investments of at least € 400 million planned for growth projects

Wienerberger will continue to pursue its successful expansion course in 2007 with growth investments of at least € 400 million (including Baggeridge), which will be financed primarily from free cash flow. With the issue of a € 500 million hybrid bond in February 2007, we strengthened our equity basis and created additional financial flexibility for our future growth.

Optimistic outlook on 2007: above-average increase in earnings

Our expectations for the full year must also reflect the significant influence of the weather on the development of business during the first quarter. Nevertheless, I assume the strong start in 2007 will be followed by an improvement in earnings this year and will allow us to meet our goal of recording above-average growth in earnings compared with the building materials sector.



Financial Review

Revenues and EBITDA
as a % of 100


100
90
80
70
60
50
40
30
20
10
0
Q4 25% 22% Q4
Q3 28% 31% Q3
Q2 30% 34% Q2
Q1 17% 13% Q1
Q4 26% 25% Q4
Q3 29% 33% Q3
Q2 28% 30% Q2
Q1 17% 12% Q1
2005
2006
Revenues
EBITDA

Revenues Q1
in € million


333.8
383.9
507.3
500
400
300
200
100
0
2005
2006
2007

EBITDA Q1
in € million


54.3
55.6
83.9
80
60
40
20
0
2005
2006
2007

Earnings

Strong demand on nearly all European markets combined with an unusually mild winter led to an increase of 32% in revenues and 51% in EBITDA. However, the first quarter has little predictive value for the full year in the building materials industry due to seasonal reasons because results are highly dependent on weather conditions in the individual markets. Wienerberger generally records less than 15% of annual earnings during this period (see graph on the left hand side).

Group revenues rose from € 383.9 to 507.3 million for the first quarter of 2007. The strongest growth was recorded in Central-East Europe, above all in Poland, the Czech Republic, Romania and Slovakia, as well as on the North-West European markets of Belgium, France and the Netherlands. In the Central-West Europe segment, the development of business was supported primarily by strong demand in Switzerland as well as from acquisitions made during the past year in Germany. The continued weakness in new residential construction in the USA led to a decline in revenues and earnings in this segment, despite the first full-year consolidation of Robinson Brick. The weaker US dollar also had a negative impact of € -8.2 million on revenues in this segment.

In comparison to the first three months of the previous year, EBITDA recorded by the Group rose by 51% to € 83.9 million and EBIT increased more than 100% to € 39.1 million. This substantial improvement in earnings resulted from higher sales volumes and, above all, from lower costs of idle capacity due to the better utilization of production facilities. Financial results for the first quarter were positive because of non-recurring effects from the sale of securities and an increase in income from associates. The tax rate declined to 21.0%, compared with 24.7% for the first three months of 2006.

Since IFRS require the hybrid bond to be treated as equity, the coupons are not shown under financial results on the income statement but as part of the use of earnings, and are therefore payable from profit after tax (comparable with a dividend). The calculation of earnings per share is based on profit after tax as in past periods, but now also reflects the deduction of the coupon. The improvement in earnings during the first quarter also led to a strong increase in earnings per share from € 0.08 to 0.39.

Cash Flow

As a consequence of the increase in operating earnings, gross cash flow more than doubled over the prior year level to € 88.9 million. Cash flow from operating activities was still negative at € 29.5 million because of the traditional increase in working capital during the first quarter, but strongly improved from the previous year value of € -62.7 million. Cash outflows of € 67.6 million for investments and acquisitions comprise € 42.3 million of growth investments and € 25.3 million of maintenance capex (maintenance, replacement, rationalization).

Asset and Financial Position

The cash inflow from the hybrid bond and subsequent repayment of liabilities led to a reduction of 34% in net debt from € 1,159.8 to 764.7 million and a 32% increase in Group equity from € 1,591.4 to 2,098.9 million.

Segments

Central-East Europe

Central-East Europe set a new record for growth during the first quarter of 2007 with a plus of 111% in revenues to € 156.5 million (2006: € 74.3 mill.) and 311% in EBITDA to € 39.5 million (2006: € 9.6 mill.). This development was supported by strong demand and higher prices, above all in Poland, the Czech Republic, Slovakia and Romania, where the sales volumes of bricks rose by a massive amount.

High demand leads to record increase in revenues and earnings for Central-East Europe

It should be noted that the subsidiaries in Finland and the Baltic countries were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe segment) for organizational reasons, and the comparable figures from prior years were adjusted accordingly.

Central-West Europe

In the Central-West Europe segment, revenues rose by 41% to € 87.3 million (2006: € 62.1 mill.) and EBITDA increased 72% to € 6.7 million (2006: € 3.9 mill.). The growth in earnings was supported by the companies acquired during the previous year (two clay roof tile plants, one facing brick plant and one clay paver plant) as well as optimization measures and the better utilization of capacity in Germany through increased exports to Belgium and Poland. An improvement in revenues and earnings in Switzerland also had a positive influence on results, while Italy reported stable revenues and a slight decline in earnings from a high level.

Acquisitions in Germany support strong earnings growth in Central-West Europe

North-West Europe

The North-West Europe segment recorded an increase of 16% in revenues to € 199.4 million (2006: € 172.6 million) and 14% in EBITDA to € 37.4 million (2006: € 32.7 mill.). The growth in sales volumes of hollow and facing bricks exceeded expectations in Belgium, and the Netherlands also reported substantially higher revenues and earnings. France registered increases in all product groups, while Great Britain reported stable revenues and a slight improvement in earnings over the prior year.

Substantially higher sales volumes in Belgium, France and the Netherlands

USA

New residential construction in the USA continued to strongly decline during the first three months of 2007. Despite the effects from the initial consolidation of Robinson Brick, revenues in this segment declined 8% to € 73.5 million and EBITDA fell more than 50% to € 6.7 million. Earnings in the USA were negatively affected, above all, by costs of idle capacity that resulted from the underutilization of production facilities and a weaker foreign exchange rate of the US dollar. Further optimization measures and the relocation of production volume to more efficient "mega plants" are planned for this year.

Market weakness in the USA burdens revenues and earnings

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs as well as the non-core activities (primarily real estate) of the Wienerberger Group. Following the sale of the stove tile plant in 2006, revenues in this segment declined by 26% to € 2.9 million and EBITDA fell 33% to € -6.5 million. The 50% stake in Pipelife is consolidated at equity, and is not included in the operating results of this segment. The company again recorded a significant improvement in both revenues and earnings during the first quarter.

Pipelife is included at equity in this segment

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	1-3/2007	1-3/2006
Revenues	507,327	383,946
Cost of goods sold	-327,630	-258,026
Gross profit	**179,697**	**125,920**
Selling expenses	-102,847	-86,913
Administrative expenses	-33,566	-29,704
Other operating expenses	-10,221	-4,985
Other operating income	6,054	11,742
Amortization of goodwill	0	0
Operating profit before non-recurring items	**39,117**	**16,060**
Non-recurring write-offs and provisions related to restructuring	0	0
Non-recurring income	0	0
Operating profit after non-recurring items	**39,117**	**16,060**
Income from investments in associates	3,482	1,945
Interest result	-11,258	-11,846
Other financial results	10,821	380
Financial results	**3,045**	**-9,521**
Profit before tax	**42,162**	**6,539**
Income taxes	-8,854	-1,612
Profit after tax	**33,308**	**4,927**
Thereof attributable to minority interest	366	-724
Thereof share planned for hybrid capital holders	4,604	0
Thereof attributable to equity holders	**28,338**	**5,651**
Adjusted earnings per share before non-recurring items (in EUR)	**0.39**	**0.08**
Earnings per share (in EUR)	**0.39**	**0.08**
Diluted earnings per share (in EUR)	**0.38**	**0.08**

Segment Reporting

1-3/2007 in TEUR	Central-East Europe [1]	Central-West Europe	North-West Europe [1]	USA	Investments and Other [2]	Group Eliminations	Wienerberger Group
Revenues	156,527	87,307	199,449	73,509	2,921	-12,386	**507,327**
EBITDA	39,514	6,713	37,432	6,652	-6,459		**83,852**
EBIT	25,170	-3,047	23,358	2,679	-9,043		**39,117**
Total investments	18,985	6,220	21,563	20,527	292		**67,587**
Capital employed	686,271	488,732	1,064,609	465,787	5,093		**2,710,492**
Employees	5,182	2,400	3,955	2,515	167		**14,219**
1-3/2006							
Revenues	74,348	62,122	172,587	79,955	3,867	-8,933	**383,946**
EBITDA	9,553	3,948	32,740	14,300	-4,936		**55,605**
EBIT	-3,555	-4,256	19,378	10,379	-5,886		**16,060**
Total investments	46,267	10,791	31,533	7,521	105	-295	**95,922**
Capital employed	670,632	420,419	968,139	344,442	22,282		**2,425,914**
Employees	4,823	1,956	3,898	2,125	169		**12,971**

1) For organizational reasons, Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly.
2) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	31.3.2007	31.12.2006
ASSETS		
Intangible assets	641,484	637,346
Property, plant and equipment	1,722,096	1,712,395
Investment property	27,438	28,773
Investments in associates	129,713	129,389
Other financial assets	23,452	23,652
Deferred tax assets	65,165	61,442
Non-current assets	**2,609,348**	**2,592,997**
Inventories	557,348	509,843
Trade receivables	280,639	222,325
Other current receivables	104,187	115,632
Securities	39,702	40,004
Cash and cash at bank	294,250	193,531
Current assets	**1,276,126**	**1,081,335**
Total Assets	**3,885,474**	**3,674,332**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Hybrid capital	500,000	0
Retained earnings	1,203,145	1,174,075
Treasury stock	-43,661	-30,269
Translation reserve	-77,616	-69,019
Minority interest	27,825	27,436
Equity	**2,098,913**	**1,591,443**
Employee-related provisions	72,981	73,024
Provisions for deferred taxes	116,781	110,569
Other non-current provisions	58,015	58,090
Long-term financial liabilities	789,666	798,128
Other non-current liabilities	52,479	48,278
Non-current provisions and liabilities	**1,089,922**	**1,088,089**
Other current provisions	46,970	46,425
Short-term financial liabilities	333,562	606,613
Trade payables	177,809	200,328
Other current liabilities	138,298	141,434
Current provisions and liabilities	**696,639**	**994,800**
Total Equity and Liabilities	**3,885,474**	**3,674,332**

Changes in Equity Statement

in TEUR	Group	Minority interest	Total
Balance on 1.1.2007	**1,564,007**	**27,436**	**1,591,443**
Net profit/minority interest	32,942	366	33,308
Dividend payments	0	0	0
Foreign exchange adjustment	-8,304	23	-8,281
Foreign exchange adjustment to investments in associates	-293	0	-293
Hedging reserves	2,535	0	2,535
Capital increase/decrease	493,073	0	493,073
Increase/decrease in minority interest	0	0	0
Increase/decrease in treasury stock	-13,392	0	-13,392
Expenses from stock option plans	520	0	520
Other changes	0	0	0
Balance on 31.3.2007	**2,071,088**	**27,825**	**2,098,913**

Cash Flow Statement

in TEUR	1-3/2007	1-3/2006
Profit before tax	42,162	6,539
Depreciation and amortization	44,735	39,548
Non-recurring write-offs related to restructuring	0	0
Write-ups of fixed and financial assets	-10	-202
Increase/decrease in long-term provisions	6,094	-888
Income from associates	-3,482	-1,945
Income/loss from the disposal of fixed and financial assets	-822	-2,018
Interest result	11,258	11,846
Interest paid	-13,038	-14,142
Interest received	5,926	6,701
Income taxes paid	-3,924	-4,787
Gross cash flow	**88,899**	**40,652**
Increase/decrease in inventories	-44,883	-35,363
Increase/decrease in trade receivables	-53,230	-44,199
Increase/decrease in trade payables	-23,854	-2,107
Increase/decrease in other net current assets	3,821	-19,560
Changes in non-cash items resulting from foreign exchange translation	-224	-2,085
Cash flow from operating activities	**-29,471**	**-62,662**
Proceeds from the sale of assets	1,483	7,083
Purchase of property, plant and equipment and intangible assets	-52,839	-74,934
Payments made for investments in financial assets	-100	-3,056
Increase/decrease in securities	2,836	1,005
Net payments made for the acquisition of companies	-14,748	-20,988
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-63,368**	**-90,890**
Increase/decrease in long-term financial liabilities	-8,462	-61,563
Increase/decrease in short-term financial liabilities	-277,197	180,167
Dividends paid by Wienerberger AG	0	0
Dividends paid to minority shareholders and other changes in minority capital	0	625
Dividend payments from associates	0	0
Capital increase Wienerberger AG	493,073	0
Cash inflows from exercise of stock options	0	0
Purchase of treasury stock	-13,392	0
Cash flow from financing activities	**194,022**	**119,229**
Change in cash and cash at bank	**101,183**	**-34,323**
Effects of exchange rate fluctuations on cash held	-464	279
Cash and cash at bank at the beginning of the period	193,531	219,876
Cash and cash at bank at the end of the period	**294,250**	**185,832**

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of March 31, 2007 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2006 remain unchanged.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. Segment reporting reflects the regional focus of the Wienerberger Group. In contrast to the prior year, the subsidiaries in Finland and the Baltic countries are now included under the Central-East Europe segment instead of the North-West Europe segment for organizational reasons. The comparable figures from prior reporting periods were adjusted accordingly.

For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2006, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. As of January 1, 2007 Wienerberger acquired the remaining 65% stake in Modern Concrete, a brick merchant in the USA, as well as 100% of the shares in a building materials retailer in the Netherlands, and subsequently included these two companies through full consolidation. Wienerberger Ofenkachel GmbH & Co KG, which was sold as of December 31, 2006, is no longer included in the consolidation.

The comparable prior year period from January 1, 2006 to March 31, 2006 included the Biegonice Group with two plants in Poland (consolidation as of February 1, 2006) for only two months. Two clay roof tile plants (Bogen and Jungmeier) in Germany, one brick plant in Austria, a hollow brick plant near Ghent, Belgium, and the Robinson Brick Company in Denver, Colorado, USA., were not included in the comparable prior year period.

Changes in the consolidation range increased revenues by TEUR 25,384 and reduced EBITDA by TEUR 23 for the period from January 1, 2007 to March 31, 2007.

On August 17, 2006 Wienerberger announced the recommended pre-conditional acquisition of Baggeridge Brick PLC by a scheme of arrangement. The proposed acquisition was subject to the satisfaction of a Pre-Condition relating to UK competition authority clearance. The Office of Fair Trade, which represents the cartel authority of first instance, referred the decision on the approval of this transaction to the Competition Commission, which issued a positive preliminary opinion on April 5, 2007. Following the acquisition of shares in Baggeridge Brick PLC by a competitor, Wienerberger has announced on April 16, 2007 that it intends to implement the acquisition by means of a tender offer with an acceptance condition of 50% plus 1 share instead of by means of a scheme of arrangement.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2007 Wienerberger AG issued a perpetual bond with a volume of TEUR 500,000, which is subordinated to all other creditors. The instrument carries a coupon of 6.50%, which can also be suspended if the dividend is postponed. After ten years, Wienerberger AG, but not the creditors, may call the bond or extend the term at a higher variable interest rate. Since this instrument meets the IFRS criteria for classification as equity, the hybrid bond is shown as a component of equity. As a consequence of this treatment, the coupons payable are not shown under financial results on the income statement but as part of the use of earnings on the changes in equity statement. The issue costs and discount totaled TEUR 6,927 and were deducted from retained earnings. The proportional share of accrued coupon interest from the date of issue to the balance sheet date equaled TEUR 4,604; this amount was reflected in the calculation of earnings per share, and led to a reduction of EUR 0.06 in earnings per share.

Notes to the Income Statement

Group revenues rose by 32% over the first quarter of 2006 to TEUR 507,327. Operating profit before depreciation and amortization (EBITDA) totaled TEUR 83,852, which represents an increase of 51% over the comparable prior year value of TEUR 55,605.

The number of shares outstanding equaled 74,167,796 as of March 31, 2007. Treasury stock totaled 1,150,005 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2007 to March 31, 2007 was 73,274,224.

Notes to the Cash Flow Statement

Gross cash flow of TEUR 88,899 for the first quarter exceeded the prior year figure by 119%. Cash outflows of TEUR 67,587 for investments and acquisitions include TEUR 25,265 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 42,322 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first quarter of 2007 increased fixed and financial assets by TEUR 61,797. The increase in net debt as a result of investments and the seasonal rise in receivables and inventories was more than offset by the issue of the hybrid bond, which was recorded as equity, and led to a reduction in net debt. Negative, non-recognized currency translation adjustments of TEUR 8,574 for the first three months of 2007 were generated above all in the USA and Czech Republic. During the period from March 12, 2007 to March 21, 2007 Wienerberger repurchased 300,000 shares of its stock for TEUR 13,392 to service the stock option plan. This reduction in equity is contrasted with an increase of TEUR 2,535 in the hedging reserve and cash inflows of TEUR 493,073 from the issue of the hybrid bond. Profit after tax increased equity by TEUR 33,308.

The Managing Board of Wienerberger AG

Vienna, May 2007

W. Reithofer H. Scheuch W. Van Riet J. Windisch

Financial Calendar

May 8, 2007	First Quarter Results for 2007
May 10, 2007	138th Annual General Meeting in the Austria Center Vienna, 11 a.m.
May 14, 2007	Deduction of dividends for 2006 (ex-day)
May 16, 2007	First day of payment for 2006 dividends
August 21, 2007	Results for the First Six Months of 2007: Press and Analysts Conference in Vienna
August 22, 2007	Results for the First Six Months of 2007: Analysts Conference in London
November 14, 2007	Third Quarter Results for 2007
November 15/16, 2007	Capital Markets Day

Information on the Company and the Wienerberger Share

Investor Relations Officer	Thomas Melzer
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2006
http://annualreport.wienerberger.com

The Report on the First Quarter of 2007 is available in German and English.



END